Exhibit 12.1
ZELTIQ Aesthetics, Inc.
Ratio of Earnings to Fixed Charges
The following table sets forth the calculation of the ratio of earnings to fixed charges for the periods indicated.
(In thousands)

	Six Months Ended	Year Ended December 31,
	June 30, 2015	2014	2013	2012		2011		2010
Earnings (loss), calculated as follows:
Income (loss) from continuing operations before income taxes	$(880)	$1,762	$(19,165)	$(30,002)		$(9,555)		$(13,533)
Add: Fixed charges	370	501	450	396		410		720
Total earnings (loss), as defined	(510)	2,263	$(18,715)	(29,606)		(9,145)		(12,813)
Fixed Charges, calculated as follows:
Interest expensed	$7	$—	$—	$2		$72		$449
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—		49		49
Estimate of interest within rental expense (1)	363	501	450	394		289		222
Total fixed charges	$370	$501	$450	$396		$410		$720
Earnings (deficiency of earnings), as defined, to cover fixed charges	$(510)	$2,263	$(18,715)	$(29,606)		$(9,145)		$(12,813)
Ratio of earnings to fixed charges (2)	—	4.52	—	—	—	—	—	—

(1) Interest component of rental expense is estimated to equal 1/3 of all such expense, which management believes is a reasonable approximation of the interest factor.

(2) Due to the registrant's losses in 2010 through 2013 and for the six months ended June 30, 2015, the ratio information is not applicable.